Exhibit 99.1
March 16, 2006
RTI ANNOUNCES 2005 RESULTS
Niles, Ohio — RTI International Metals, Inc. (NYSE: RTI) released results today for the fourth quarter and year of 2005.
The Company reported net income for the year of $38.9 million, or $1.75 per share, on sales of $346.9 million. Net income from continuing operations in 2005 was $37.3 million, or $1.68 per share. Results for the year 2004 were a net loss of $3.0 million, or $0.14 per share, on sales of $209.6 million. Net loss from continuing operations in 2004 was $2.3 million, or $0.11 share.
The fourth quarter of 2005 generated net income of $11.3 million, or $0.50 per share, on sales of $99.9 million. Net income from continuing operations in the fourth quarter was $9.8 million, or $0.43 per share. The same period in 2004 resulted in a net loss of $4.0 million, or $0.18 per share, on sales of $60.2 million. Net loss from continuing operations in the fourth quarter of 2004 was $3.1 million, or $0.14 per share.
During the fourth quarter of 2005, RTI reached agreement with the U.S. Department of Energy (“DOE”) on all open matters relating to the completion of the remediation of the Company’s former extrusion facility in Ashtabula, Ohio. RTI had been performing the cleanup under a contract from the DOE which was terminated in December, 2003. Results for the fourth quarter and year 2005 include a $1.5 million net income gain in connection with the settlement and discontinuance of RTI’s remediation operations.
Mill product shipments for the fourth quarter were 3.1 million pounds at an average realized price of $16.92 per pound versus 1.7 million pounds in the year earlier period at an average realized price of $13.76 per pound. As a result, the Titanium Group posted operating profit in the fourth quarter of 2005 of $11.2 million on sales of $96.9 million, including intercompany sales of $59.7 million. Fourth quarter 2004 results were a loss of $3.9 million on sales of $42.9 million, including intercompany sales of $28.9 million.
Full year 2005 mill product shipments rose to 11.1 million pounds as compared to 5.4 million in 2004. Average realized prices in 2005 were $15.37 versus $14.59 in 2004.
The combination of increased volume and price, coupled with ongoing manufacturing cost reductions, resulted in a $40.8 million operating profit for the Titanium Group in 2005. Sales for the Group were $334.8 million, including inter-company sales of $204.6 million. In 2004, the Group had an operating loss of $11.0 million on sales of $147.7 million, including intercompany sales of $99.1 million.
The Company’s Fabrication & Distribution Group posted a $3.4 million operating profit in the fourth quarter of 2005 on sales of $62.6 million. The Group had an operating loss of $2.6 million during the same period in 2004 on net sales of $46.2 million.

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For the full year 2005, Fabrication & Distribution generated an operating profit of $15.3 million on net sales of $216.7 million. The Group had an operating loss of $3.5 million in 2004 on net sales of $161.0 million.
Commenting on the Company’s results, Timothy G. Rupert, President and CEO, said, “RTI achieved substantial revenue and earnings growth in 2005. Sales, which grew 66%, were strong in all of our major markets — commercial aerospace, defense and industrial. Demand from commercial aerospace, particularly for titanium, is as strong as it has ever been and continues to grow, as requirements for new aircraft designs are defined and worldwide air travel increases. At year end there were 3986 large commercial jets on order, representing over five years production at Airbus and Boeing. As a result, we believe demand for our products will continue to grow and expect RTI’s financial performance to improve further this year and beyond.
“Our order backlog at the end of the year stood at $450 million. We expect RTI’s 2006 sales to grow 30-40% over 2005. Operating income is expected to increase by 60-90%.”
The statements in this release relating to matters that are not historical facts are forward-looking statements that may involve risks and uncertainties. These include, but are not limited to, the impact of global events on the commercial aerospace industry, military spending, global economic conditions, the competitive nature of the markets for specialty metals, the ability of the Company to obtain an adequate supply of raw materials, the design and effectiveness of the Company’s internal control over financial reporting, and other risks and uncertainties included in the Company’s filings with the Securities and Exchange Commission. Actual results can differ materially from those forecasted or expected. The information contained in this release is qualified by and should be read in conjunction with the statements and notes filed with the Securities and Exchange Commission on forms 10-K and 10-Q, as may be amended from time to time.
     RTI International Metals®, headquartered in Niles, Ohio, is one of the world’s largest producers of titanium. Through its various subsidiaries, RTI manufactures and distributes titanium and specialty metal mill products, extruded shapes, formed parts and engineered systems for aerospace, industrial, defense, energy, chemical and consumer applications for customers around the world. To learn more about RTI International Metals, Inc., visit our website at www.rtiintl.com.
     NOTE: RTI International Metals, Inc. has scheduled a conference call for Friday, March 17 at 11:00 a.m., Eastern Time, to discuss this press release. To participate in the call, please dial toll free (USA/Canada) 800-938-0653 or (International) 973-935-2408 a few minutes prior to the start time and specify the RTI International Metals Conference Call. Replay of the call will be available until 11:59 p.m., Eastern Time, on Friday, March 24, 2006, by dialing (USA/Canada) 877-519-4471 or (International) 973-341-3080 and Digital Pin Code 7155340.
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March 16, 2006
RTI INTERNATIONAL METALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except for per share amounts)
(Unaudited)

	QUARTER ENDED		YEAR ENDED
	DECEMBER 31,		DECEMBER 31,
	2005	2004	2005	2004

Sales	$99,850	$60,210	$346,906	$209,643
Cost of sales	70,065	52,987	240,314	184,592

Gross profit	29,785	7,223	106,592	25,051
Selling, general and administrative expenses	14,713	13,410	48,816	38,974
Research, technical and product development expenses	467	316	1,642	1,181
Other operating (income) — net	—	(21)	—	(538)

Operating income (loss)	14,605	(6,482)	56,134	(14,566)
Other (expense) income — net	(130)	56	369	9,432
Interest income	250	46	909	138

Income (loss) before income taxes	14,725	(6,380)	57,412	(4,996)
Provision (benefit) for income taxes	4,935	(3,259)	20,068	(2,677)

Income (loss) from continuing operations	9,790	(3,121)	37,344	(2,319)
Income (loss) from discontinued operations, net of tax	1,504	(877)	1,591	(638)

Net income (loss)	$11,294	$(3,998)	$38,935	$(2,957)

Basis earnings (loss) per common share
Continuing operations	$0.43	$(0.14)	$1.68	$(0.11)
Discontinued operations	$0.07	$(0.04)	$0.07	$(0.03)

Net income (loss)	$0.50	$(0.18)	$1.75	$(0.14)

Diluted earnings (loss) per common share
Continuing operations	$0.43	$(0.14)	$1.66	$(0.11)
Discontinued operations	$0.07	$(0.04)	$0.07	$(0.03)

Net income (loss)	$0.50	$(0.18)	$1.73	$(0.14)

Weighted average shares
outstanding (in thousands):
Basic	22,506	21,706	22,187	21,310

Diluted	22,808	21,706	22,526	21,310
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March 16, 2006
RTI INTERNATIONAL METALS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)
(Unaudited)

	DECEMBER 31,	DECEMBER 31,
	2005	2004
ASSETS:
Current assets
Cash and cash equivalents	$53,353	$62,701
Investments	2,410	—
Accounts receivable	54,212	44,490
Inventories	223,394	133,512
Current deferred income tax assets	3,778	1,145
Other current assets	7,407	6,918

Total current assets	344,554	248,766
Property, plant and equipment, net	80,056	82,593
Goodwill	48,646	46,618
Other intangible assets, net	16,581	16,040
Noncurrent deferred income tax assets	5,451	8,930
Other noncurrent assets	6,463	6,464

Total assets	$501,751	$409,411

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities
Accounts payable	$25,620	$14,253
Accrued wages and other employee costs	10,953	4,863
Billings in excess of costs and estimated earnings	13,352	4,708
Accrued liabilities	11,959	6,498

Total current liabilities	61,884	30,322
Long-term debt	—	—
Accrued postretirement benefit cost	21,070	20,811
Accrued pension cost	25,595	21,090
Deferred income taxes	6,516	5,918
Other noncurrent liabilities	7,034	7,312

Total liabilities	122,099	85,453
Total shareholders’ equity	379,652	323,958

Total liabilities and shareholders’ equity	$501,751	$409,411

RTI INTERNATIONAL METALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)
(Unaudited)

	FOR THE YEAR ENDED
	DECEMBER 31,	DECEMBER 31,
	2005	2004
Cash (used) provided by operating activities
(including depreciation and amortization of $13,263 and $12,448
respectively)	$(10,709)	$20,682
Cash used in investing activities	(12,150)	(29,401)
Cash provided by financing activities	13,328	3,450
Effect of exchange rate changes on cash and cash equivalents	183	—

Decrease in cash and cash equivalents	$(9,348)	$(5,269)
Cash and cash equivalents at beginning of period	62,701	67,970

Cash and cash equivalents at end of period	$53,353	$62,701

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March 16, 2006
RTI INTERNATIONAL METALS, INC.
SELECT OPERATING SEGMENT INFORMATION
(Dollars in thousands)
(Unaudited)

	QUARTER ENDED		YEAR ENDED
	DECEMBER 31,		DECEMBER 31,
	2005	2004	2005	2004
Total sales
Titanium Group	$96,922	$42,886	$334,765	$147,719
Fabrication and Distribution Group	79,780	55,406	274,095	191,763

	$176,702	$98,292	$608,860	$339,482

Inter and intra segment sales
Titanium Group	$59,720	$28,930	204,585	99,050
Fabrication and Distribution Group	17,132	9,152	57,369	30,789

	$76,852	$38,082	$261,954	$129,839

Total sales to external customers
Titanium Group	$37,202	$13,956	$130,180	$48,669
Fabrication and Distribution Group	62,648	46,254	216,726	160,974

	$99,850	$60,210	$346,906	$209,643

Operating income/(loss)
Titanium Group	$11,158	($3,837)	$40,834	$(11,044)
Fabrication and Distribution Group	3,447	(2,645)	15,300	(3,522)

	$14,605	$(6,482)	$56,134	$(14,566)

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